UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October11, 2004

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains copies of the following press releases:

•                                         750 jobs to go at KPN EnterCom, dated October 8, 2004

•                                         Video telephony with UMTS handset from KPN, dated October 11, 2004

Press release

Date
October 8, 2004
750 jobs to go at KPN EnterCom	Number
046pe

KPN EnterCom Solutions BV, part of the Fixed division of KPN, has announced its intention to cut its workforce by 750 jobs. With a slow economy, price erosion and growing competition slowing down revenues at KPN EnterCom, KPN considers improvement of efficiency and greater commercial clout essential. This particular reduction is not related to the personnel cutback at the Fixed Division by 800 jobs that was announced in January.

Some 140 jobs will be eliminated immediately. The other jobs will disappear during the course of 2005. Forced redundancy will be avoided wherever possible but cannot be ruled out.

The labor unions and works councils have been informed about the intended measures and been asked for advice. Employees who lose their job will fall under the social plan that was agreed with the labor unions in connection with the collective labor agreement that runs to the end of 2005.

A provision of about € 25 million will be charged against the result in connection with this cutback.

KPN EnterCom is the market leader in the field of business communication. It designs, supplies, integrates, and manages telecommunication systems. It supplies telephone exchanges plus data networks and various Voice-over IP services.

Press release

Date
11 October 2004
Number
Video telephony with UMTS handset from KPN	048pe

KPN is introducing its first UMTS services for consumers in the Netherlands. Following the launch of the Mobile Connect Card for laptop users in July, the Sony Ericsson Z1010*, KPN’s first i-mode browser compatible handset with UMTS, goes on sale today. With new features such as video telephony and the ability to view high quality video and images, UMTS primarily adds a new visual dimension to the mobile phone. Furthermore, UMTS also enables users to surf the mobile Internet at broadband speeds, enhancing the performance of i-mode™, with sites appearing on screen particularly quickly and paving the way for new rich multimedia content.

Video telephony

The most eye-catching new service is video telephony, where callers don’t just hear one another, they see one another on camera. Users can also show each other the world around them. Estate agents can show clients ‘around’ a property, or developers give a visual update on building work in progress. Setting up a video call is as easy as a voice call; as long as both parties have a suitable handset and are in the UMTS coverage area, its simply a question of dialling the number and clicking the ‘video call’ button.

Since not everyone will have a video mobile from day one, KPN has made it possible to hold a video call with anyone with a PC and webcam – anywhere in the world. KPN has developed a special application that can be downloaded free from www.kpn.com. The PC user is assigned a unique phone number that can be ‘video dialled’ from the UMTS handset.

Video calls will cost the same as regular voice calls until the end of the year.

Enhanced i-mode services

Improved transmission speeds make i-mode more user-friendly and compelling. Customers can rapidly download the latest hi-res film and music clips, and streaming video services make it possible to watch TV shows on demand. A number of content partners have already enriched their news, weather, sport and music content with video and audio offerings. Customers can also quickly exchange high quality photos and videos with the Z1010*. Another new feature is the ability is to browse i-mode and talk on the phone simultaneously. Besides surfing i-mode sites, the Z1010 can also easily be used as broadband modem for the laptop via infrared, Bluetooth or the USB cable provided, giving users fast mobile access to the Internet or corporate networks.

UMTS coverage

Mobile broadband services can be used anywhere in KPN’s UMTS coverage area. The network already provides coverage in more than 50 population centres in the Netherlands and is continually being expanded. Since the start of KPN’s service provision in July, coverage has been extended to include cities such as Groningen, Enschede, Nijmegen, Tilburg and Deventer. At year-end, KPN expects to provide coverage to approximately 40% of the population. Outside the UMTS coverage area, services automatically switch over to the nationwide GPRS network. Video telephony is then no longer possible.

KPN’s UMTS customers can hold video calls with users on Vodafone’s network in the Netherlands, providing both parties have a suitable phone and UMTS coverage from their respective network. KPN customers will also be able to use UMTS over the border, starting later this month on KPN-subsidiary E-Plus’ network in Germany. Roaming will become available in an increasing number of European countries over the coming months.

Pricing and distribution

The i-mode browser compatible Sony Ericsson Z1010* is available from EUR 219, depending on the subscription package chosen. UMTS is at this moment only available to KPN subscription customers. The Z1010* is available through www.kpn.com, and in all of KPN’s own Primafoon and Mobile Business Center outlets in the coverage area. The first 250 customers who sign up for a two-year contract will get a free Logitech webcam with his or her UMTS handset.

The range of i-mode handsets will continue to be broadened during the coming months, with further models supporting video calls and other broadband services.

* The Sony Ericsson Z1010 is an i-mode browser compatible handset. The browser supports i-mode. Some i-mode features may not be supported.

i-mode™ and the i-mode™ logo are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: October 11, 2004	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel